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                                                                EXHIBIT 20
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NEWS RELEASE

Eagle-Picher Industries, Inc., Cincinnati, Ohio  45202

For Release:  IMMEDIATELY

FOR ADDITIONAL INFORMATION CONTACT:  J. RODMAN NALL
                                    (513) 721-7010

                EAGLE-PICHER INDUSTRIES ANNOUNCES COURT'S RULING

Cincinnati, Ohio - December 6, 1995 - Eagle-Picher Industries today announced that the Bankruptcy Court presiding over the Company's chapter 11 reorganization case ruled that the Company's estimated aggregate liability on account of present and future asbestos-related personal injury claims is $2,502,511,000.

This ruling was in response to a motion filed by the Company in July requesting that the Bankruptcy Court estimate such liability for the purpose of determining the appropriate distributions to creditor classes under a plan of reorganization. The Unsecured Creditors' Committee and the Equity Security Holders' Committee appointed in the Company's chapter 11 case had not agreed with the amount of such liability previously negotiated for settlement purposes among the Company, the Injury Claimants' Committee ("ICC") and the Legal Representative for Future Claimants ("RFC").

Thomas E. Petry, Eagle-Picher Chairman, said that "the Company is pleased that its estimated liability with respect to asbestos-related personal injury claims, a critical element in formulating an appropriate distribution scheme in a plan of reorganization, has been determined. The Court's ruling will enable the Company to move forward with its reorganization efforts.

"Because the Court estimated that the Company's aggregate liability on account of asbestos-related personal injury claims is larger than the $1.5 billion amount agreed to for settlement purposes in the fourth quarter of 1993, the Company will record a provision in the fourth quarter of 1995 of $1,002,511,000 to increase the asbestos liability subject to compromise to $2,502,511,000.

"The Company intends to proceed with an amended plan and accompanying amended proposed disclosure statement as soon as practicable. The Company anticipates that the only substantive modifications to the plan filed on February 28, 1995 will relate to the allocation of distributions under the plan to the various categories of unsecured claims."

12/6/95












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